LEGACY GROWTH FUND
                                   A SERIES OF
                             THE LEGACY FUNDS, INC.

                    CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS


     Arthur Andersen LLP, 100 East Wisconsin Avenue, P.O. Box 1215, Milwaukee, Wisconsin, 53201-1215, served as the independent auditors of the Fund for the fiscal years ended October 2000 and 2001, and in that capacity audited the Fund's annual financial statements and prepared its tax returns. On October 25, 2001, the Board of Trustees selected Arthur Andersen LLP as the Fund's independent auditors for the year ended October 31, 2002, which selection was ratified by the shareholders of the Fund on December 7, 2001. On June 15, 2002, Arthur Andersen LLP was convicted of obstruction of justice arising out of the destruction of documents relating to Arthur Andersen's audit of Enron Corp. In light of the conviction and other events surrounding Arthur Andersen LLP, the Board of Trustees determined that it would no longer be appropriate to retain Arthur Andersen LLP as the Fund's independent auditors for the year ended October 31, 2002, and, accordingly, on June 20, 2002, terminated the selection of Arthur Andersen LLP as the Fund's independent auditors.

     None of the reports of Arthur Andersen LLP on the financial statements of the Fund for any of the fiscal years for which Arthur Andersen served as the Fund's independent auditors contained any adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. Moreover, during such fiscal years and the interim period between November 1, 2001, through June 20, 2002 (the date that the Board of Trustees determined to terminate the selection of Arthur Andersen LLP as the Fund's independent auditors), there were no disagreements between the Fund and Arthur Andersen LLP with respect to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. The decision to dismiss Arthur Andersen LLP as the Fund's independent auditors was recommended to the Board of Trustees by the Audit Committee and was approved by the Fund's Board of Trustees.

     The Audit Committee and the Board of Trustees of the Fund considered proposals from three accounting firms to replace Arthur Andersen as the Fund's independent auditors. As permitted by the emergency rules and orders released by the Securities and Exchange Commission on March 18, 2002, and upon the recommendation of the Fund's Audit Committee, the Board of Trustees, including a majority of those members of the Board of Trustees who are not interested persons of the Fund, on June 20, 2002, selected Ernst & Young LLP as the independent auditors of the Fund for the year ended October 31, 2002, subject to the completion of the client acceptance process by Ernst & Young LLP.